AMARC ASSEMBLES BULK TONNAGE-STYLE SILVER-COPPER PROJECT IN
BRITISH COLUMBIA–AGGRESSIVE EXPLORATION PLANNED

July 25, 2012 - Vancouver, BC - Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX Venture: AHR; OTCBB: AXREF) announces the acquisition of a 100% interest in the Silver Vista property, located in west central British Columbia (“BC”). Previous exploration on the Silver Vista property indicates the potential for a significant bulk tonnage silver-copper discovery. In addition Amarc has staked approximately 420 square kilometres of mineral claims in the region of Silver Vista to cover prospective host rocks. Amarc is planning to aggressively explore this new project to achieve its goal of making the next major precious metals discovery in BC.

"Amarc is very excited to have purchased 100% of the Silver Vista property, which we believe holds significant potential to host an important, bulk tonnage-style silver-copper deposit", said Amarc Chairman Bob Dickinson. “Limited historical drilling has intersected broad intervals of silver-copper mineralization at one end of a strong and extensive silver-in-soils geochemical anomaly,” Dickinson said. "Amarc is planning an aggressive exploration program at Silver Vista focused on determining the full extent and geometry of the silver-copper mineralization. As a first step, a helicopter-borne geophysical survey is already underway over the entire property.”

Historical exploration on the Silver Vista property defined a strong and continuous northwest-southeast trending, 1.2 kilometres long by 150 to 500 metres wide silver-in-soils anomaly, with associated copper. This anomaly remains completely open (see maps at http://www.amarcresources.com/ahr/MapsFigures.asp). Samples of sedimentary rock from historical trenching in the northern part of the soils anomaly returned 16.5 metres at 74 g/t silver and 0.43% copper, 10.2 metres at 38 g/t silver and 0.24% copper, and 15.0 metres at 28 g/t silver and 0.53% copper.

Fourteen shallow core holes have been drilled across a distance of some 600 metres outwards from the area of historical trenching. Nine of the 14 historical drill holes intercepted significant intervals of disseminated silver and copper mineralisation hosted by sedimentary rocks, including: 36.6 metres at 32.3 g/t silver and 0.50% copper, including 3.5 metres at 163.9 g/t silver and 3.03% copper, and 45.5 metres at 45.4 g/t silver and 0.06% copper. Major portions of core from a number of these drill holes were not assayed and several holes bottomed in strong mineralization. For example, one hole bottomed in 30.5 metres grading 30.0 g/t silver and 0.18% copper from 36.6 metres to the end of the hole at 67.1 metres and another intercepted 63.1 metres grading 40.1 g/t silver and 0.11% copper from 4.0 metres to its end also at 67.1 metres.

Amarc is reporting these historical results from the limited historical trenching and drilling only to indicate the potential and style of mineralization at the Silver Vista project. The extent and geometry of silver-copper mineralization in the trenched and drilled area or its potential extensions cannot be currently determined due to the variable orientation, length, and lack of continuous sampling of the trenches and drill holes.

Reported assay results from historical drilling are given in the Table of Historical Reported Assay Results below.

SILVER VISTA PROJECT
TABLE OF HISTORICAL REPORTED ASSAY RESULTS3

Drill Hole ID	Hole length (m)	Intervals Not Assayed (m)	From (m)	To (m)	Int.[2] (m)	Ag (g/t)	Cu (%)	Zn (%)	AgEQ[1] (g/t)	AgEQ[1] (oz/ton)
91-1	67.1		15.0	19.9	4.9	27.9	0.03	0.22	30.2	0.9
			36.6	67.1	30.5	30.0	0.18	0.19	46.0	1.3
		0.0-3.9
91-2	100.6		No reportable intercept from short portion of core assayed
		0.0-97.5
91-3	67.1		4.0	67.1	63.1	40.1	0.11	0.14	49.8	1.5
		0.0-4.0
91-4	85.3		39.6	64.1	24.5	67.3	0.09	0.16	75.1	2.2
		0.0-7.0
		15.2-39.6
		67.1-85.3
91-5	61.0		15.5	61.0	45.5	45.4	0.06	0.13	50.2	1.5
			24.4	38.7	14.3	114.0	0.15	0.20	127.1	3.7
		0.0-7.3
91-6	76.2		12.2	38.3	26.1	14.2	0.24	0.13	35.3	1.0
		0.0-7.0
		51.8-70.1
92-1	129.5		48.8	79.3	30.5	34.5	0.04	0.13	38.0	1.1
			109.8	129.5	19.7	17.8	0.11	0.10	27.1	0.8
		0.0-3.1
92-2	213.4		176.8	213.4	36.6	32.3	0.50	0.14	76.1	2.2
			192.0	195.5	3.5	163.9	3.03	0.21	431.7	12.6
		0.0-2.1
		24.4-48.8
		51.8-75.4
		79.3-176.8
92-3	86.9		No reportable intercept from short portions of core assayed
		0.0-4.6
		33.5-51.5
		51.9-86.9
92-4	80.8		No reportable intercept from short portions of core assayed
		0.0-6.1
		27.4-77.7
92-5	76.2		30.5	54.9	24.4	18.5	0.03	0.12	21.4	0.6
		0.0-3.1
		64.0-76.2
92-6	79.3		21.3	38.5	17.2	22.2	0.03	0.17	25.1	0.7
		0.0-3.1
		54.9-79.3
92-7	76.2		No reportable intercept from short portion of core assayed
		0.0-45.0
		61.0-76.2
92-8	79.3		No reportable intercept from short portion of core assayed
		0.0-9.4
		10.3-79.3

1.	Silver equivalent calculations use metal prices of Ag US$21.35/oz and Cu US$2.75/lb. Metallurgical recoveries and net smelter returns are assumed to be 100%.
2.	Widths reported are drill widths, such that true thicknesses are unknown. All assay intervals represent length weighted averages.
3.

The table is compiled from historical drill summaries and assay reports. Historical sample handling and quality control methods may not meet current standards. Although Amarc believes that the information provides a reasonable guide for initial exploration on the property, the Company plans to re-assess the historical drill core.

The silver and copper mineralization (reported to be native silver and chalcocite) and associated alteration at Silver Vista is subtle and at this time poorly understood. However, the Company believes that the project could have similar potential to important bulk tonnage silver deposits found around the world, such as the Montanore deposit in Montana (Measured & Indicated Resources of 82 million tonnes at 58 g/t silver and 0.75% copper and Inferred Resources 35 million tonnes at 58 g/t silver and 0.71% copper; Mines Management Inc. website), the Navidad deposit in Argentina (Measured Resources 15 million tonnes at 137 g/t silver, 1.44% lead and 0.10% copper, Indicated Resources 140 million tonnes at 126 g/t silver, 0.79% lead and 0.04% copper and Inferred Resources of 46 million tonnes at 81 g/t silver, 0.57% lead and 0.02% copper (Pan American Silver Corp. website), and the former Candalaria mine in USA (historic production of over 68 million ounces of silver and current Measured & Indicated Resources of 14 million tonnes at 100 g/t silver and Inferred Resources of 46 million tonnes at 46 g/t silver, Silver Standard Resources Inc. website).

Amarc acquired its 100% interest in the approximately 30 square kilometre Silver Vista property by making an $800,000 cash payment to the vendor, Metal Mountain Resources Inc. The mineral claims purchased are subject to an underlying 2% net smelter returns royalty (“NSR”), of which 1% can be acquired by Amarc for $1 million, and thereafter the remaining 1% NSR is subject to a Right of First Refusal.

Amarc has also staked approximately 420 square kilometres of mineral claims in the Silver Vista region (see maps at http://www.amarcresources.com/ahr/MapsFigures.asp) to cover prospective host rocks and anomalies. The Silver Vista property is located approximately 55 kilometres northeast of the town of Smithers and 300 kilometres northwest of northern BC’s regional hub city of Prince George. The area is characterized by gentle topography. The region is well-served by existing transportation and power infrastructure and is connected via CNR at Smithers to the deep water port at Prince Rupert. In addition, a skilled local workforce supports an active mineral exploration industry.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, is supervising the exploration and quality assurance and quality control programs on behalf of Amarc and has reviewed the technical content of this release.

About Amarc Resources Ltd.

Amarc is a Vancouver-based mineral exploration and development company focused on making the next major precious metals discovery in BC. With a solid working capital position of $11 million, its exploration activities are focused on its 100% owned Newton gold discovery (where a resource estimate is currently being prepared), its 100% owned Galileo property, (an extensive claim holding which is being readied for drill testing adjacent to New Gold’s Blackwater gold-silver development) and the new, 100% owned Silver Vista silver-copper project.

Amarc is associated with Hunter Dickinson Inc. (HDI) – a diversified, global mining group with a 25-year history of mineral development success. Previous HDI projects in BC include Golden Bear, Mt. Milligan, Kemess, Gibraltar, Prosperity and Harmony. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral properties to provide consistently superior returns to shareholders.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD
Ronald W. Thiessen
President & CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploration and exploitation successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, changes in and the effect government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.